HCC INDUSTRIES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)
(unaudited)

	For the Nine Months Ended
	December 29, 2001	December 30, 2000
Earnings:

Earnings before taxes and extraordinary item	$4,722	$6,395

Add: Fixed Charges*	7,388	8,122
	$12,110	$14,517

* Fixed Charges:

Interest expense	$7,388	$8,122
	$7,388	$8,122
Ratio of Earnings to Fixed Charges	1.64	1.79

*The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges.  For this purpose, “earnings” consist of earnings before taxes and extraordinary item plus fixed charges and “fixed charges” consist of interest expense and amortization of debt issuance costs.